

November 8, 2011

Via E-mail
Mr. Andrew Moss
Chief Executive Officer
Aviva plc
St. Helen's, 1 Undershaft
London EC3P 3DQ, England

      Re: **Aviva plc**
             Form 20-F for the Year Ended December 31, 2010
             Filed March 24, 2011
             File No. 1-34486

Dear Mr. Moss:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief